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New York, New York 10022

(212) 446-4800

www.kirkland.com

September 19, 2018

VIA COURIER AND EDGAR

Ronald E. Alper and Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             New York & Company, Inc.
Registration Statement on Form S-3
Originally Filed August 10, 2018
File No. 333-226798

Dear Mr. Alper and Ms. Lippmann:

On behalf of New York & Company, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), marked to show changes from the Registration Statement filed on August 10, 2018. The Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes. In addition, we are providing the following response to your comment letter, dated August 27, 2018, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that any references to page numbers in our response refer to the page numbers of Amendment No. 1.

Registration Statement on Form S-3 filed August 10, 2018

Selling Stockholders, page 4

1.                                      Staff’s comment:  The last two sentences in the first paragraph state: “[t]hese securities are securities which were issued to directors, officers and employees from time to time pursuant to equity incentive plans, or shares sold in our initial public offering or subsequent secondary sale on January 25, 2006. In addition, Selling Stockholders may include stockholders who in the aggregate hold less than 1% of our outstanding common stock.” However, the selling stockholder table reflects that the only selling stockholder is IPC/NYCG LLC.

Please revise to clarify and describe the underlying transactions regarding how IPC/NYCG LLC acquired the shares. In addition, please identify any selling shareholders other than IPC/NYCG LLC.

Response: In response to your comment, the Company has revised the first paragraph on page 4 of the Registration Statement to delete the last two sentences. The Company has also updated the selling stockholders table on page 4 (and the registration fee table) to reflect that an additional 648,310 shares of common stock held by certain of the Company’s officers, directors and employees are being registered on the Registration Statement. Such officers, directors and employees, in the aggregate, hold less than 1% of the Company’s outstanding shares.

The Company also advises the Staff that should any new selling stockholder be added or substituted for one of the selling stockholders named in the Registration Statement, the Company will name such new selling stockholder in a prospectus supplement.

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If you have any questions related to the foregoing, please contact Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Kirkland & Ellis LLP

cc:                                Adam Ratner

New York & Company, Inc.